United States securities and exchange commission logo





                              June 8, 2023

       Al Kapoor
       Chief Executive Officer
       OmniLit Acquisition Corp.
       1111 Lincoln Road , Suite 500
       Miami Beach , FL 33139

                                                        Re: OmniLit Acquisition
Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed May 15, 2023
                                                            File No. 333-271822

       Dear Al Kapoor:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-4, filed May 15,
2023

       Cover Page

   1. We note your statement that a business combination with Syntec Optics was not conditioned on any cash
at close due to, among other things, Syntec Optics being "cash flow positive for over
two decades." The financial statements for Syntec Optics included in the Registration
Statement appear to show net decreases in cash of $1,777,259 and $403,889 for the
years ended December 31, 2022 and 2021, respectively. Please clarify if this
statement refers to Syntec Optics' free cash flows, cash flows from operating activities or a
different measure of cash flow, or if you are referencing aggregate cash flows over an extended
period of time.
   2. We note your statement that "Syntec Optics was formed more than two decades ago from the aggregation of
three advanced manufacturing companies that were started in the
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         1980s." We also note your statements on page F-22 that "[e]ffective
December 28, 2022,
         Wordingham Machine Co., Inc. and Rochester Tool and Mold, Inc. were merged with and into Syntec Technologies, Inc., with Syntec Technologies, Inc. being the surviving corporation (the Merger)" and "Syntec Technologies, Inc. amended its name to Syntec
         Optics, Inc." Please clarify if the three advanced manufacturing companies being referred to are Wordingham Machine Co., Rochester Tool and Mold, Inc. and
Syntec
         Technologies, Inc. If so, please explain the relationship between these businesses prior to their merger in December 2022 and how Syntec Optics was formed from their aggregation more than two decades ago.
3.       We note your statement that the end-markets that Syntec Optics serves
(defense,
         biomedical, and consumer) "are well-established and believed to be acyclical." Revise to attribute the claim to the source or provide a reasonable basis and clarify that it is your belief that these end-markets are acyclical.
4. We refer to your statement that "Syntec Optics plans to enter new end-markets in an effort to further consolidate a fragmented industry and add to its current U.S.-based process of making thin-film coated glass, crystal, or polymer components and their housings, which are ultimately assembled into high performance hybrid electro-optics sub-systems." Please revise to balance this disclosure to identify the new end-markets you are planning to enter, your anticipated timeline for entering these markets, and what steps you have taken to date. To the extent that you have not taken affirmative steps or have agreements in place, please make that clear.
5. Please quantify the aggregate dollar amount and describe the nature of what the Sponsor and its affiliates have at risk that depends on completion of a business
         combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the Sponsor and its affiliates are awaiting reimbursement. Additionally, please expand your disclosure regarding the Sponsor and its affiliates' ownership interest in the target company. Disclose the percentage ownership of the target company and the approximate dollar value of the interest. Please discuss the amount and value of Performance-based Earnout Shares and Contingent Earnout Shares expected to be held by the Sponsor and its affiliates.
6. We note your disclosure that shares and warrants of New Syntec Optics are expected to be listed on Nasdaq under new ticker symbols. Revise to clarify if the consummation of the
         Business Combination is contingent upon approval from Nasdaq of the listing of the common stock and warrants, and whether these conditions are waivable. Please also revise the risk factor regarding Nasdaq listing on page 52 accordingly.
7. Please disclose on the cover page and in the prospectus summary whether the combined
         company will be a    controlled company    as defined under the
relevant Nasdaq listing
         rules and, if so, whether you intend to rely on the exemptions as a controlled company. If applicable, please include risk factor disclosure that discusses the effect, risks and uncertainties of being designated a controlled company, including but not limited to, the
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         result that you may elect not to comply with certain corporate governance requirements.
8. You state that one of the factors that a business combination with Syntec Optics was not conditioned on any cash at close is there being no distribution requirement at Closing to
         Syntec Optics stockholders. Please revise to explain the term "distribution requirement." We note that you are registering 68,513,687 shares of common stock of
         OmniLit Acquisition Corp., which will be renamed Syntec Optics Holdings, Inc.
Frequently Used Terms, page 1

9.       Please clarify the definition of    Aggregate Fully Diluted Company
Common Shares    as
         used in the proxy statement.
Questions and Answers About the Proposals
Q: Why is OmniLit proposing the Business Combination?, page 9

10. We note your statement that "Imperial Capital will receive a deferred fee upon the consummation of the Merger in an amount equal to, in the aggregate, $500,000, an amount reduced from the $5,031,250 listed in the IPO prospectus." It appears that these underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.
11. We refer to your statement that "in connection with the 2022 Special Meeting, OmniLit and OmniLit Sponsor LLC signed several non-redemption agreements with public stockholders. The non-redemption agreements gave rights and interests to signees to
         OmniLit Founder Shares for reversing their redemption elections." Please describe the consideration provided in exchange for these non-redemption agreements and the total number of shares of common stock subject to the agreements. Please note whether the non-redemption agreements prevent the public stockholders from redeeming their shares in connection with the Business Combination. Finally, please revise your disclosure in the
         Background of the Business Combination section to discuss the negotiation of these non-
         redemption agreements and the nine month extension and how such events related to your negotiation of a business combination.
Q: What are the interests of OmniLit's directors and officers in the Business Combination?, page
12

12. We note your statement that "[t]t is anticipated that upon completion of the Business
         Combination and assuming no redemptions by OmniLit public
stockholders, OmniLit   s
         public stockholders will retain an ownership interest of approximately 4% of New Syntec
         Optics, the Sponsor, officers, directors and other affiliates will own approximately 12% of
         New Syntec Optics, and the Syntec Optics stockholders will own approximately 91%
         (excluding the 26,000,000 Contingent Earnout Shares) of New Syntec Optics." These
         percentages sum to 107% of the outstanding shares of New Syntec Optics. Please revise or clarify if any holdings are included in multiple categories. Additionally, it appears Mr.
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         Kapoor will own approximately 74% of the New Syntec Optics Common
Stock following
         the Business Combination. Please include a reference to Mr. Kapoor's holdings individually rather than aggregated with the other current stockholders of Syntec Optics as it appears he will retain a majority interest in the Company. Questions and Answers About the Proposals
What equity stake will current stockholders of OmniLit and Syntec Optics hold in the New
Syntec Optics after the closing?, page 14

13. Please revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders at each redemption level, taking into account not only the money in the trust account, but the post-transaction equity value of the combined company. Your disclosure should show the impact of certain equity issuances on the per share value of the shares, including the exercises of public and private warrants, and the issuance of any earn-out shares under each redemption scenario.

Questions and Answers About the Proposals
Q: Will OmniLit obtain new financing in connection with the Business Combination?, page 16

14. We note your statement that "OmniLit may obtain new financing in connection with the
         Business Combination." Please clarify if you intend to obtain any new financing at this time and update your disclosures accordingly as the filing review progresses.
Interests of Certain Persons in the Business Combination, page 28

15.      We note the disclosure that OmniLit   s officers and directors and
their affiliates are entitled
         to reimbursement of out-of-pocket expenses incurred by them in connection with certain
         activities on OmniLit   s behalf, such as identifying and
investigating possible business
         targets and business combinations. Please revise to disclose the estimated out-of-pocket expenses incurred in connection with such activities, and clarify whether there are limitations to such reimbursement expenses.
Summary of the Proxy Statement
Business of Syntec Optics, page 34

16. We note your statement here that "[o]ptics is currently enabling 11% of the global economy." If true, please clarify that this 11% figure represents the estimated value of the global optics and photonics market relative to annual global gross domestic product. We also note your statement on page 165 that "[u]ltimately, [y]our vertically integrated advanced manufacturing platform offers [y]our clients across several end markets competitively priced and disruptive light-enabled technologies and sub-systems that impacts roughly 11% of the global economy." If true, please revise this statement to clarify that the 11% figure is an estimate of your potential addressable market and not an estimate of your existing manufacturing platform.
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Cautionary Statements Regarding Forward-Looking Statements, page 41

17. We note your reliance upon the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Because the application of the safe harbor to your initial business combination is unsettled, please condition your reliance with qualifying language that the protections of the safe harbor of the Private
         Securities Litigation Reform Act of 1995 may not be available.
Risk Factors
Risks Related to Cybersecurity, Technology, Proprietary Techniques and Intellectual Property, page 43

18. We note your disclosure on page F-35 that the Company generated 50% of revenues for the year ended December 31, 2022 from three customers and 54% of revenues for the year ended December 31, 2021 from three customers. Please include risk factor disclosure regarding your customer concentration. Please also include expanded disclosure in your
         MD&A and business sections as appropriate or provide analysis explaining why the customer concentration is not material to you.
The Sponsor and the Insiders have agreed to vote in favor of the Business Combination, regardless of how OmniLit's public stockholders vote., page 49

19.      We note your disclosure on page 78 that the approval of each of the
Business
         Combination Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the ESPP
         Proposal and the Adjournment Proposal requires the affirmative vote of holders of the
         majority of the stockholders of OmniLit   s shares of common stock
present at the annual
         meeting and entitled to vote thereon. Revise the risk factor to clarify, if true, that you will have sufficient stockholder approval to approve the Business
Combination.
Risk Factors
Future resales of our outstanding securities, including the registration of securities for resale under the Registration Rights Agreement, page 52

20. Please revise to quantify the number of shares that you may be required to register or are subject to registration right agreements.
The rights of holders of OmniLit and Syntec Optics capital stock will change as a result of the
Business Combination., page 65

21. We note that the Second Amended and Restated Certificate of Incorporation will provide for a classified board. Please include specific risk factor disclosure regarding the classified board rather than a cross reference to the Comparison of Stockholders Rights.
Risk Factors
Risks Related to Ownership of New Syntec Optics' Common Stock
Insiders will continue to have substantial influence over New Syntec Optics after the Business
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Combination, which could limit..., page 68

22. We note your statements that upon the consummation of the Business Combination, "Sponsor will beneficially own approximately 12% of New
Syntec Optics
         common stock outstanding, and New Syntec Optics    executive officers,
directors and their
         affiliates as a group will beneficially own approximately 75% of New Syntec Optics common stock" and that "[a]s a result, these stockholders, if they act together, will be able
         to influence New Syntec Optics    management and affairs and all
matters requiring
         stockholder approval." The beneficial ownership table included on page 186 appears to show Al Kapoor individually holding 74.45% of the New Syntec Optics Common Stock and the second footnote to the table states that "Al Kapoor has voting and investment discretion with respect to the shares held by OmniLit Sponsor LLC, and as such, he may be deemed to have beneficial ownership of the Class B common stock held directly by
         OmniLit Sponsor LLC." Please expand on the disclosure in this risk factor to note the anticipated beneficial ownership of Mr. Kapoor individually in addition to New Syntec
         Optics    executive officers, directors and their affiliates as a
group. To the extent Mr.
         Kapoor will retain voting and investment discretion over the Sponsor's shares following the Merger, please clearly disclose this and note the aggregate beneficial ownership percentage. Similarly, please revise the statement suggesting the stockholders would need to act together to influence corporate decisions as it appears Mr. Kapoor will hold a majority of the outstanding shares.
Proposal No. 1 - The Business Combination Proposal
Sources and Uses for the Business Combination, page 94

23. We note that the Sources of Funds under the Maximum Redemption scenario includes a
         $3 million PIPE Investment that would be used to pay for transaction costs. As it does not appear that you are intending to raise a PIPE investment, please revise or provide analysis to explain why such presentation is appropriate. To the extent material, please include risk factor disclosure regarding the need to raise additional capital if there are significant redemptions and any associated risks. If possible, please quantify the estimated redemption percentage that would still allow you to close the transaction without securing additional financing or, if lower, the estimated redemption percentage that would result in
         OmniLit having net tangible assets of less than $5,000,001 immediately prior to or upon the consummation of the Business Combination.
Proposal No. 1 - The Business Combination Proposal
Background of the Business Combination, page 101

24. We note your statement that "[r]epresentatives of OmniLit involved in the discussions and negotiations referenced herein included one or more of Al Kapoor, CEO of OmniLit,
         Robert O. Nelson II, CFO of OmniLit, and Skylar Jacobs COO of OmniLit." Where
         discussions and negotiations involved related party transactions between OmniLit, Syntec
         Optics, the Sponsor and their respective affiliates, please clarify the individuals involved
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         in such discussions and the potential conflicts of interest involved.
For example, you state
         that on November 27, 2022, OmniLit made an outbound request to Candidate 9, Syntec
         Optics, an affiliate of the Sponsor, to express OmniLit   s interest
in Syntec Optics and
         further signed an NDA and that on December 14, 2022, OmniLit CFO and CEO traveled
         to Syntec Optics    manufacturing facility to continue due diligence.
It should be clear from
         your disclosure whether these discussions involved potential related party transactions.
Proposal No. 1 - The Business Combination Proposal
Background of the Business Combination, page 102

25. Please revise your disclosure regarding the elimination of potential business combinations with Candidates 1, 3, 5 and 6 to provide the date on which such discussions were terminated. With respect to Candidate 7, please disclose the reason or reasons why the pursuit of the business transaction was abandoned on December 16, 2022.
Proposal No. 1 - The Business Combination Proposal
Background of the Business Combination, page 104

26. Please revise to clarify the date of the first letter of intent. We note that the SPAC IPO was declared effective on November 8, 2021.
27. We note your statement that in connection with the outbound request from OmniLit to
         Syntec Optics on November 27, 2022, OmniLit observed that "the SIC Code 3827 Optical
         Instruments and Lenses indicated sustained positive financial metrics." Please clarify the statement and disclose whether OmniLit considered comparable peer companies in arriving at this conclusion.
28. Please revise your disclosure regarding the December 18, 2022 non-binding LOI sent by
         OmniLit to Syntec Optics to disclose how OmniLit arrived at an equity value of $540 million and potential earnout consideration of $40 million, including the methodology employed in reaching the valuation. Similarly, please explain how the parties arrived at a valuation of $325 million (32,500,000 common shares valued at $10.00 per share) and a contingent earnout of 26 million shares on January 31, 2023. In general, please significantly expand the disclosure in this section and clarify how the transaction structure and consideration evolved during the negotiations, including any discussions, proposals and counter-proposals made during the course of the negotiations with respect to the material terms of the transaction, such as the calculation of the proposed merger consideration and changes to the earnout provisions.
29. Please expand on your disclosure regarding the identification of Syntec Optics as
         Candidate 9 for a business transaction to explain what led OmniLit to consider Syntec as a potential candidate on November 27, 2022 and why Syntec Optics was not included as a potential candidate during the initial evaluations conducted during 2021 and early 2022.
30. You disclose that on December 14, 2022, OmniLit CFO and CEO, Mr. Kapoor, traveled
         to Syntec Optics    manufacturing facility to continue due diligence.
Revise to disclose
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         whether Mr. Kapoor's role at the due diligence was solely limited in his capacity as the
         CFO and CEO of OmniLit. Please explain.
31. Clarify whether Mr. Kapoor was present at the December 18, 2022 OmniLit meeting with the OmniLit Board.
32. We note your disclosure on page F-22 that effective December 28, 2022, Wordingham
         Machine Co., Inc. and Rochester Tool and Mold, Inc. were merged with and into Syntec
         Technologies, Inc., with Syntec Technologies, Inc. being the surviving corporation. Please discuss this merger in the Background of the Business Combination section in the context
         of the ongoing transaction discussions.
The OmniLit Board and Special Committee's Reasons for the Approval of the
Business
Combination, page 106

33. We note the disclosure that the OmniLit Board considered the potential additional or
         different conflicts of interests of OmniLit   s directors, executive
officers, the Sponsor and
         its affiliates, which is further described in the section entitled
Proposal No. 1     The
         Business Combination Proposal     Interests of Certain Persons in the
Business
         Combination.    Revise to disclose whether the OmniLit Board
considered Mr. Kapoor's
         roles at OmniLit and Syntec Optics and the related conflicts of interest. If the Board did not consider this factor to be material, please provide an analysis explaining why such factor was not material.
Summary of OmniLit Financial Analysis, page 108

34. The disclosure under the header "Summary of OmniLit Financial Analysis" states that it is
         "a summary of the material financial analyses prepared by OmniLit management and reviewed by the OmniLit Board in connection with the valuation of Syntec Optics."
         However, the disclosure appears to be limited to a list of four comparable manufacturing companies without further discussions or analysis. Please revise to significantly expand the disclosure to provide a summary of all of the material financial analyses that the Board considered. In this regard, please provide the basis for the companies that were chosen, including the particular quantitative and qualitative metrics used in making the selection. Also disclose the underlying data for each of the companies that was used to calculate the revenue multiples, and how this information was used to determine the implied enterprise value for Syntec Optics.

U.S. Federal Income Tax Considerations, page 125

35. The discussion of the U.S. Federal Income Tax Considerations beginning on page 125 appears to be limited to (i) the impact of adopting the revised charter and (ii) the redemptions of public shares. However, the tax opinion included as
Exhibit 8.1 to the
         Registration Statement includes an opinion that for U.S. federal income tax purposes, the
         Merger should qualify as a    reorganization    within the meaning of
Section 368(a) of the
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         Code. The opinion and the disclosure in the prospectus must be consistent. Please revise
         the Federal Income Tax Considerations section to also discuss the federal tax consequence of the Merger. Additionally, we note that the opinion states that the Merger "should"
         qualify as a reorganization rather than that it "will" qualify. Please revise your disclosure
         or opinion to explain why you cannot give a    will    opinion and to
describe the degree of
         uncertainty in the opinion. Please also include risk factor and/or other appropriate disclosure setting forth the risks of uncertain tax treatment to investors. Finally,
         please remove language stating that    generally    certain tax
consequences will apply or
         assuming certain consequences. For further guidance, please refer to Staff Legal Bulletin
         No. 19.
Information About Syntec Optics
Syntec Platform Overview, page 145

36. We note your statement that "[y]our unifying platform is a key differentiator." Please provide additional disclosure explaining what your unifying platform is and how it works.
Information About Syntec Optics
Intellectual Property, page 150

37. Please expand your intellectual property disclosure to clearly describe on an individual or patent family basis the type of patent protection granted or applied for with respect to each of the three active issued patents and your one pending patent application. Please also state the expiration year of each patent held. Please distinguish between owned patents and patents in-licensed from third parties to the extent applicable. Management of New Syntec Optics After the Business Combination, page 153

38. For each director nominee, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that such person should serve as a director of the Company. Please refer to Item 401(e) of Regulation S-K. Executive and Director Compensation of Syntec Optics, page 155

39. It appears you have only provided one year of executive compensation disclosure for
         Syntec Optics. Please revise to include disclosure for fiscal year 2021 or advise.
Unaudited Pro Forma Condensed Combined Financial Information
Description of the Business Combination, page 159

40. We see that you have preliminarily determined that the contingent earnout shares are not precluded from equity classification and you expect to finalize your accounting treatment prior to closing. Please revise to disclose whether you have completed your assessment, and if not, clarify why not and what variables could impact your final accounting.
41. Please also revise to clarify the preliminary value of the contingent earnout shares. You
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         currently provide two separate valuations.
Syntec Optics' Management's Discussion and Analysis of Financial Condition and Results of
Operations
Results of Operations for the Years Ended December 31, 2022 and 2021, page 169

42. Please expand to further quantify and discuss each of the significant factors that contributed to the changes from period to period and address the underlying reasons for the changes. For example, quantify and discuss the underlying increase in sales for each of defense equipment and biomedical devices; quantify and discuss the increase in professional fees, etc. Clarify whether changes are trends that are reasonably likely to impact future operations. Refer to the guidance in Item 303 of Regulation S-K and Section
         III.B.3 of SEC Release 33- 8350.
Non-GAAP Financial Measures, page 170

43. Revise the filing to separately disclose what is included in your adjustment for non-
         recurring items and why you believe it is appropriate to exclude these items. Refer to Question 102.03 of the Non-GAAP Financial Measures Compliance & Disclosure
         Interpretations.
44. Please revise to disclose the nature of the transaction cost included as a non-GAAP adjustment. In addition, indicate whether the business interruption adjustment is net of any insurance reimbursements discussed on page F-29.
Syntec Optics' Management's Discussion and Analysis of Financial Condition and Results of
Operations
Results of Operations for the Years Ended December 31, 2022 and 2021, page 170

45. We note your disclosure that "[n]et income decreased by $3.7 million, or 112.1%, to $0.4 million for the year ended December 31, 2022, as compared to $3.3 million for the year ended December 31, 2021. This decrease was primarily due to higher costs which more than offset the increase in revenue for the period." Please expand on your discussion of the higher costs that led to the significant decrease in net income. Please note the primary drivers of these cost increases and if you expect them to be temporary or permanent. We also note that your calculation of Adjusted EBITDA for the year ended December 31,
         2022 includes a $600,292 Business Interruption Adjustment. Based on your disclosure on page F-29, it appears this may be related to loss of sales, loss of production and loss of capacity related to a power outage that interrupted your business and resulted in various equipment damage. To the extent material, please include discussion of this business interruption in the MD&A.
Beneficial Ownership of Securities, page 185

46. Certain individuals are included in the beneficial ownership table under both of the headings "All Directors and Executive Officers of OmniLit as a Group" and "Directors
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         and Executive Officers of New Syntec Optics After Consummation of the
Business
         Combination" but with inconsistent amounts of shares. For example, "After the Business
         Combination" Wally Bishop is shown holding 25,000 and 30,000 shares, Robert O.
         Nelson II is shown holding 100,000 and 30,000 shares and Al Kapoor is shown holding
         2,628,244 and 28,095,912 shares. Please revise or clarify what information is being presented. Additionally, we note that, other than the Sponsor, it does not appear that any of the five percent holders of OmniLit or New Syntec Optics holds or will hold more than a 5% beneficial ownership interest.
Certain Relationships and Related Party Transactions
Syntec Optics Related Party Transactions, page 188

47.      We note your disclosure that "Syntec Optics (the    Company   ) pays a
management fee to
         the sole stockholder and officer for services provided to the Company. For the years ended
         December 31, 2022 and 2021, the management fee expense was $500,032 and $510,141, respectively. As of December 31, 2022 and 2021, unpaid management fees to the sole stockholder amounted to $25,000 and $175,000, respectively." Please tell us what consideration you gave to whether the recipient of these fees constituted a named executive officer for purposes of your executive compensation disclosure. Additionally, please clarify if this individual is the sole officer of the Company. Finally, please note whether you anticipate Syntec Optics will continue to pay management fee expenses following the completion of the merger.
Syntec Financial Statements
Note 1. Nature of Business and Significant Accounting Policies
Nature of Business, page F-22

48. We reference your disclosure that effective December 28, 2022, Wordingham Machine
         Co., Inc. and Rochester Tool and Mold, Inc. were merged with and into Syntec
         Technologies, Inc., with Syntec Technologies, Inc. being the surviving corporation. Please revise to disclose your accounting for the merger in accordance with ASC 805-10-50.
Note 2. Revenue Recognition
Disaggregated Revenues , page F-29

49. Please explain to us how you considered providing disaggregated disclosure of significant products.
Note 7. Loan to Stockholder, page F-30

50. We note the disclosure that during 2022 the loan to stockholder was settled via a non-cash distribution to the stockholder. Please disclose details of the settlement, including if stock was issued for the settlement, the related accounting treatment and how this is reflected in your financial statements.
Exhibits Index, page II-3
 Al Kapoor
OmniLit Acquisition Corp.
June 8, 2023
Page 12

51. We note that you have included the form of non-redemption agreement on Form 8-K filed on December 15, 2022. We note disclosures throughout your filing regarding the non-
      redemption agreements and they appear directly related to this initial business combination. Please file the non-redemption agreements that OmniLit and the Sponsor have entered into with the respective shareholders as exhibits to this registration statement.
52. The key to your Exhibits Index provides that portions of certain exhibits have been omitted in accordance with Item 601(b)(2) or 601(b)(10) of Regulation S-K and that the omitted information is not material and would likely cause competitive harm to the registrant if publicly disclosed. However, it does not appear that you have filed the respective exhibits. Please file the redacted exhibits or revise the description of your
      Exhibits Index.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Julie Sherman at 202-551-3640 or Brian Cascio at 202-551-3676 if you
have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Lauren Nguyen at 202-551-3642 with any other questions.



                                                           Sincerely,

FirstName LastNameAl Kapoor                                Division of
Corporation Finance
                                                           Office of Industrial
Applications and
Comapany NameOmniLit Acquisition Corp.
                                                           Services
June 8, 2023 Page 12
cc:       Christopher J. Capuzzi. Esq.
FirstName LastName